EXHIBIT 99.2

MANAGEMENT DISCUSSION AND ANALYSIS FOR THE THREE MONTHS ENDED APRIL 30, 2016

Page 1

The following discussion and analysis of the operations, results, and financial position of Coral Gold Resources Ltd. (the "Company" or "Coral") should be read in conjunction with the Company's condensed consolidated interim financial statements for the three months ended April 30, 2016 and the audited consolidated financial statements for the year ended January 31, 2016 and the notes thereto.

This Management Discussion and Analysis ("MD&A") is dated June 29, 2016 and discloses specified information up to that date. Coral is classified as a "venture issuer" for the purposes of National Instrument 51-102. The financial statements are prepared in accordance with International Financial Reporting Standards ("IFRS") as issued by the International Accounting Standards Board ("IASB"). Unless otherwise cited, references to dollar amounts are Canadian dollars.

Throughout this report we refer to "Coral", the "Company", "we", "us", "our", or "its". All these terms are used in respect of Coral Gold Resources Ltd. We recommend that readers consult the "Cautionary Statement" on the last page of this report. Additional information relating to the Company is available on SEDAR at www.sedar.com and the Company's website at www.coralgold.com.

Business Overview

The Company is an exploration stage entity whose principal business activities are the acquisition, exploration, and development of mineral properties. The Company's mining claims are located in the states of Nevada and California in the United States. The Company's present principal exploration activities have been focused on the Robertson mining claims located in Crescent Valley, Nevada. The Company is a reporting issuer in British Columbia, Alberta, and Ontario, a foreign issuer with the United States Securities & Exchange Commission, and trades on the TSX Venture Exchange under the symbol CLH, on the OTCBB under the symbol CLHRF, and on the Berlin & Frankfurt Stock Exchanges under the symbol GV8.

The financial statements reflect the financial position and results of operations of Coral and its active US subsidiary, Coral Resources, Inc. All material intercompany transactions have been eliminated.

Overall Performance

The following is a summary of significant events and transactions during the three months ended April 30, 2016 and to the date of this MD&A:

Robertson Property, Nevada

Coral's Robertson property is an advanced stage exploration project located along the Battle Mountain/Cortez Gold trend in north-central Nevada and immediately adjacent to the Pipeline gold mine. Over the past 25 years, Coral Gold and various joint venture partners have spent more than $25 million exploring the Robertson property.

In that time an extensive database comprised of 533,453 feet of drilling through 1,160 drill holes and 101,757 gold assays has outlined 10 gold zones.

In January 2012, Coral's independent engineering firm, Beacon Hill Consultants (1988) Ltd. ("Beacon Hill") published a Preliminary Economic Assessment ("PEA") on 3 of the 10 known gold zones and determined that the Robertson Property is one of merit that warrants further development. The report also contained a current mineral resource estimate.

In mid-2010, exploration of the property was essentially halted by the BLM, who required Coral to submit a new Environmental Assessment before approving Coral's new plan of operations. The situation, which is outlined below, was resolved in September 2013 after considerable expense and delayed progress.

MANAGEMENT DISCUSSION AND ANALYSIS FOR THE THREE MONTHS ENDED APRIL 30, 2016

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In March 2014, Coral signed an Option, Joint Venture, and Private Placement agreement with Barrick Gold Exploration Inc. ("Barrick Gold") and Barrick Gold Corporation ("Barrick") on the Gold Ridge property. This property had previously been considered part of the Robertson property, but was partitioned for the sake of the exploration agreement. During 2014, Barrick drilled 3 holes at Gold Ridge.

Proposed Sale of the Robertson Property to Barrick

On June 21, 2016, Coral announced that it had entered into a purchase and sale agreement (the "Agreement") with Barrick Cortez Inc. ("Barrick"), a subsidiary of Barrick Gold Corp., for the sale of the Robertson Property in Lander County, Nevada, to Barrick in consideration of:

1.	The payment to Coral of US$15.75 million (Cdn $20.17 million based on the current exchange rate) in cash (the "Cash Consideration") on closing;

2.

The return of 4,150,000 common shares of Coral held by Barrick (which represent approximately 8.7% of the Company's basic common shares outstanding as of June 20, 2016) for cancellation by the Company (the "Share Reduction"); and

3.

A sliding scale 1% to 2.25% net smelter returns royalty (the "NSR") on the Robertson Property, payable quarterly, subject to potential advance royalty payments as outlined below, as well as a right of first refusal enabling Barrick to acquire the NSR in the event that the Company wishes to sell the NSR to any third party (the "Transaction").

The sliding scale NSR rate will be determined based on the observed gold price during each quarterly period based on the average LBMA Gold Price PM during the quarterly period, as follows:

Average Gold Price/Oz During the Quarter (USD)	Applicable NSR Royalty Rate

Up to and including $1,200.00	1.00%
$1,200.01 to $1,400.00	1.25%
$1,400.01 to $1,600.00	1.50%
$1,600.01 to $1,800.00	1.75%
$1,800.01 to $2,000.00	2.00%
Over $2,000.00	2.25%

Pursuant to the Agreement, in the event that the Robertson Property is not placed into production by December 31, 2023, then beginning on January 1, 2024, and continuing on an annual basis thereafter until the earlier of (i) the date commercial production commences and (ii) January 2, 2033, Barrick will make advance royalty payments to Coral Gold of US$0.5M, which will be non-refundable and fully credited against any future obligations under the NSR.

Barrick will also assume all liabilities relating to the Robertson Property, and will provide replacement security for the reclamation bond.

Completion of the Transaction is subject to customary closing conditions, including TSX Venture Exchange acceptance and the approval of the shareholders of the Company by special resolution. The board of directors of Coral (the "Board") has considered all relevant factors and unanimously determined that the Transaction is in the best interests of the Company and its shareholders. The Board unanimously recommends that its shareholders vote in favour of the Transaction. Each of the directors and officers of Coral, holding in aggregate 12.6% of the issued and outstanding common shares of Coral, has entered into an agreement supporting the Transaction, pursuant to which they will vote any common shares of Coral held by them in favour of the Transaction. In addition, Barrick intends to vote its 4,150,000 common shares of Coral representing approximately 8.7% of Coral's issued and outstanding shares, in favour of the Transaction. The Company has scheduled a general meeting of shareholders to be held on July 22, 2016 to consider the approval of the Transaction.

MANAGEMENT DISCUSSION AND ANALYSIS FOR THE THREE MONTHS ENDED APRIL 30, 2016

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The Robertson Property to be purchased by Barrick includes the properties also known as the Core, Gold Ridge, Excluded and the RUF mining claims, but does not include the properties known as the Norma, Sass, Eagle and JDN mining claims, which will remain the property of Coral. The Robertson Property is located in eastern Lander County, Nevada, sixty miles southwest of Elko. The property spans approximately 8,480 acres, comprised of 415 claims and 9 patented claims. Consolidation of the ownership of the Robertson Property will allow the project to benefit from Barrick's Cortez operation.

Environmental Assessment ("EA")

In April 2010, SRK Consulting (US) Inc. ("SRK"), Coral's environmental compliance and permitting consultants, submitted an amended Plan of Operation ("APO") to the Bureau of Land Management (BLM) and the Nevada Department of Environmental Protection (NDEP) to allow the Company to carry out its work plan. A setback occurred when the BLM declined the drilling permit application because Coral's existing EA (circa 1980's) was out of date. Realizing the importance to the Company of the ability to keep drilling, the BLM suggested withdrawing the APO, and reverting back to a previous APO from 2007 that allowed the Company to drill on certain areas of the property without any amendments.

In June 2010, the original APO was withdrawn. The Company immediately commissioned SRK to commence work on the new EA, which was to include archeological and endangered species studies, as well as addressing a number of other environmental issues. While the completion of the new comprehensive EA has delayed certain parts of the drill program, Coral stands by its ongoing commitment to sound environmental management.

The BLM accepted the fifth submission of the 2010 APO, and a kick off meeting was held on July 20, 2011. The meeting outlined the need for a new EA. In particular, the various categories to be studied in the EA – cultural, wild life, native religions, hazmat, paleontology, range management, noxious weeds, air quality, hydrology, riparian zones, migratory birds, environmental justice, and socio economic issues.

Studies had been in progress since November 2010, but the EA did not officially start until July 2011. The cultural studies were done by Kautz Environmental Consultants, Inc. ("Kautz and Co.") of Reno, Nevada. Most of the other studies are by SRK out of Elko, Nevada who have overseen the entire environmental assessment.

As Coral anticipated, the work did not locate native religious sites or burial grounds, but the ghost mining town of Tenabo has required a detailed study.

By July 13, 2012,the baseline vegetation and wildlife field work had been completed and the baseline studies report was submitted to the BLM. The BLM's response to Coral's baseline studies was received on July 27, 2012 and delivered to SRK, who have since supplied a response to the modifications to the baseline studies required by the BLM.SRK reported that responses from all the various questions on vegetation, wildlife, air quality, and Native American specialists had been received. As a result the Cumulative Effects Study Area (CESA) was enlarged and SRK completed the cumulative analysis, which is the final stage of the EA.

On September 24, 2012, Coral announced thatSRK had completed and submitted the EA to the BLM. In September 2013, Coral received a notice from the BLM, which included the Decision on the Robertson Project Amendment to the Exploration Plan of Operations and Reclamation Permit Application and also the Finding of No Significant Impact ("FONSI").

On January 13, 2014, Coral announced that it has received notice from the Bureau of Mining Regulation and Reclamation (BMRR) of the State of Nevada that the Plan of Amendment for Coral Resources Inc.'s Robertson Project has been approved. The BMRR has sent the revised Reclamation Permit to Coral.

MANAGEMENT DISCUSSION AND ANALYSIS FOR THE THREE MONTHS ENDED APRIL 30, 2016

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Current Resources

Coral's current inferred resource estimate at the Robertson property core claims was calculated in the 2012 PEA Report by Beacon Hill. Gold ounces were calculated on the basis of US$1,350/oz Au and 70% Au recovery. The 0.0067 oz Au/t cut-off grade utilized to report the resource was derived from a mining cost of US$1.02/ton, processing cost of US$5.00/ton and waste cost of US$1.14/ton. The mineral resources in the table below were estimated using the CIM Standards on Mineral Resources and Reserves:

Zone	Tons	Ounces per Ton	Ounces of Au (Inferred)

39A	26,779,714	0.0230	615,933
GP Oxide	21,939,550	0.0127	278,632
GP Sulphide	48,759,224	0.0119	580,235
Porphyry Oxide	59,707,994	0.0137	818,000
Porphyry Sulphide	9,817,623	0.0132	129,593
Altenburg Hill Oxide	23,170,083	0.0131	303,528
Altenburg Hill Sulphide	178,279	0.0087	1,551
Triplett Gulch Sulphide	678,279	0.0152	10,310
East Zone Sulphide	694,672	0.0171	11,879
Total	191,725,418	0.0143	2,749,661

Note: Mineral resources that are not mineral reserves do not have demonstrated economic viability. The estimate of mineral resources may be materially affected by environmental, permitting, legal, title, taxation, sociopolitical, marketing, or other relevant issues. The quantity and grade of reported Inferred resources in this estimation are uncertain in nature and there has been insufficient exploration to define these Inferred resources as an Indicated or Measured mineral resource and it is uncertain if further exploration will result in upgrading them to the Indicated or Measured mineral resource category.

Preliminary Economic Assessment ("PEA")

In 2010, Coral commissioned Beacon Hill to commence a PEA that would meet the NI 43-101 standard on three of its gold deposits located on the Robertson Property. The report was finalized and made public in late January 2012 (See news release dated January 18, 2012).

In completing the study, Beacon Hill used the services of Knight Piésold Ltd., SRK Consulting (U.S.) Inc., Kaehne Consulting Ltd., Kirkham Geosystems Ltd., R. McCusker, P.Geo., and F. Wright Consulting Inc. There are a number of deposits located on the Robertson property; however, Altenburg Hill, Porphyry, and Gold Pan are advanced development zones and are the subject of this PEA and based upon a combination of open pit mining methods and cyanide heap leach.

The results of the evaluation are as follows:

MANAGEMENT DISCUSSION AND ANALYSIS FOR THE THREE MONTHS ENDED APRIL 30, 2016

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Resources and Mining

•	Est. inferred resources at a cut-off of 0.005 oz. Au/t	78.2 million tons grading 0.0138 oz. Au/t
•	In situ gold	1,080,900 oz.
•	Development period to construction decision	5 years
•	Mine life	10.5 years
•	Average production rate	21,300 tpd
•	Ore to waste Strip Ratio	0.6:1
•	Leach recovery HG cut off 0.0147 oz. Au/t	67%
•	Leach recovery LG cut off 0.005 to 0.0147 oz. Au/t	45%
•	Saleable gold	608,000 oz.

Note:

Mineral resources that are not mineral reserves do not have demonstrated economic viability. The estimate of mineral resources may be materially affected by environmental, permitting, legal, title, taxation, sociopolitical, marketing, or other relevant issues. The quantity and grade of reported Inferred resources in this estimation are uncertain in nature and there has been insufficient exploration to define these Inferred resources as an Indicated or Measured mineral resource and it is uncertain if further exploration will result in upgrading them to the Indicated or Measured mineral resource category.

Economics

Two alternatives were reviewed: owner operated and contractor operated. The results shown are after tax. Taxes are considered indicative only.

Description	Owner Operated	Contractor Operated
	US$ millions	US$ millions

Development Cost	16.5	16.5
Initial Capital Cost	122.1	97.0
Ongoing Capital Cost	54.2	26.1
Average Operating Cost US$/ton mined	5.28	6.45

MANAGEMENT DISCUSSION AND ANALYSIS FOR THE THREE MONTHS ENDED APRIL 30, 2016

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Results of Economic Analysis at Various Gold Prices (Owner Operated)

Gold Price US$/oz	IRR %	NPV undiscounted US$ million	NPV discounted 5% US$ million	Payback Period Years

1,350	15.44	180.6	96.2	5.91
1,500	20.13	247.2	147.1	4.72
1,750	27.40	358.3	230.7	3.91

Results of Economic Analysis at Various Gold Prices (Contactor Operated)

Gold Price US$/oz	IRR %	NPV undiscounted US$ million	NPV discounted 5% US$ million	Payback Period Years

1,350	15.43	159.4	85.4	5.94
1,500	20.96	226.4	135.9	4.86
1,750	29.18	337.8	219.7	3.82

Note:

It should be noted that the economic analysis of this deposit is based upon the expenditures from the time a construction decision is made, and that all development costs to that point have been considered as sunk costs whether they have been expended or not at this time.

The PEA is considered preliminary in nature and includes inferred mineral resources that are considered too speculative geologically to have the economic considerations applied to them that would enable them to be categorized as mineral reserves. Mineral resources that are not mineral reserves have not yet demonstrated economic viability. Due to the uncertainty that may be attached to the inferred mineral resources, it cannot be assumed that all or any part of an inferred mineral resource will be upgraded to an indicated or measured mineral resource as a result of continued exploration or mineral reserves once economic considerations are applied. Therefore, there is no certainty that the production profile concluded in the PEA will be realized.

The PEA indicates that the Robertson Property is one of merit that warrants further development. The first phase of this development is recommended to be exploration drilling, metallurgical test work, environmental studies, and permitting and completion of a prefeasibility study. The cost of this work is estimated to be US$7.9 million as shown below.

MANAGEMENT DISCUSSION AND ANALYSIS FOR THE THREE MONTHS ENDED APRIL 30, 2016

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Summary of Expenditures to Completion of Prefeasibility

Description	Estimated Cost $

Royalty and Regulatory Fees	351,680
Exploratory and definition drilling	2,817,000
Metallurgical test work program	900,000
Environmental program	1,826,138
Preliminary Feasibility Study	1,495,000
Contingency	510,182
Total	7,900,000

Exploration and definition drilling consists of the following:

The Phase I should consist of drilling 40 HQ diameter diamond core holes and 42 RC holes having an average depth of 400-500 ft and totaling about 40,000 ft in the;

1.

Porphyry Zone: "Twinning" 10 percent (20 holes) of the historic drill holes by diamond core drilling to determine if "historic" Amax drilling data can be used with confidence to upgrade the level of confidence in the resources. In addition, a further 17 RC holes, totaling about 7,600 ft, to be drilled along the west and south boundaries of the Porphyry Zone to test for possible extensions to mineralization.

2.	Altenburg Hill/South Porphyry Area: Twenty-five RC holes totaling 12,400 ft.

3.	Gold Pan Zone: Twenty wide-spaced diamond core holes totaling 10,000 ft to verify continuity and grade returned in historic drilling.

4.	Altenburg Hill/South Porphyry: Based on results on the Phase I RC drilling follow up diamond core drilling (20 holes) is to be conducted in this area

MANAGEMENT DISCUSSION AND ANALYSIS FOR THE THREE MONTHS ENDED APRIL 30, 2016

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The proposed metallurgical test work consists of variability testing, and will be performed on samples obtained both spatially and at depth for the oxide and transition to sulfide ore zones. This work will encompass;

•	preparation of composite material representing larger zones of each deposit to define the crush size and other process conditions;
•	crushing work index and abrasion testing;
•	mineralogical evaluation of column feed and products;
•	extensive column work to determine optimum crush size and other process conditions;
•	similar testing as was performed on oxide materials to be done on sulfide and transition zone materials;
•	additional processing parameters to be investigated including reagent use and concentrations;
•	leach evaluation on material that is below the cut-off grades of the various deposits, which was classified as waste based on dump leaching of run of mine, low grade materials;
•	Laboratory test work on up to 10 tonnes of 100% minus 300 mm (~12") feed.

Note also that the PEA concerns only the relatively shallow portions of these three deposits: Gold Pan, Porphyry and Altenburg Hill. Other deposits such as Distal, 39A, Triplet Gulch, and a zone to the east of Gold Pan were not part of this study. However, all deposits form part of the 2011 calculation of the resources by Beacon Hill using a base case of US$1,350 per ounce (Inferred mineral resource of 191 million tonnes at 0.0143 oz Au/ton containing a total of 2.741 million ounces). It should be noted that the resources are reported with consideration for their reasonable expectation of economic extraction as defined using an optimized pit shell.

The PEA also shows the logistical advantages of the Robertson Property, namely:

•

Nevada State Highway 305, a paved all weather road, which is the main access to Barrick's Cortez Operations (adjoins the Robertson Property to the south), crosses the south east corner of the property;

•	A network of gravel roads gives easy access to the gold resources at the Robertson Property;
•	The gold resources are on the south east edge of the Shoshone Range. The leach pads can be built on the basinal flat land, only a short haul from the planned pits;
•

The electric power transmission line that supplies Cortez parallels State Highway 306, and crosses the Robertson Property. The proposed gold recovery plant would be built adjoining the power transmission line (i.e. internal power lines will be very short);

•

Workers at Cortez are bussed from Elko for a 12 hour shift, four days per week. Personnel at the Robertson Property would enjoy a slightly shorter commute from Elko, or, alternatively, they could live in Crescent Valley, Nevada, which is eight miles away on the State Highway 306.

MANAGEMENT DISCUSSION AND ANALYSIS FOR THE THREE MONTHS ENDED APRIL 30, 2016

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Outlook

As a result of the expected sale of the Robertson gold property (and associated royalty agreement) to Barrick, Coral is refining its vision and focus on gold exploration in Nevada. The Company is well-positioned to pursue a number of growth opportunities now under consideration by management.

Results of Operations

Summary of Quarterly Results

	2016	2016	2015	2015	2015	2015	2014	2014
Period ended	Apr 30 Q1	Jan 31 Q4	Oct 31 Q3	Jul 31 Q2	Apr 30 Q1	Jan 31 Q4	Oct 31 Q3	Jul 31 Q2
	$	$	$	$	$	$	$	$
Revenue	-	-	-	-	-	-	-	-
Income/ Loss for the period	(57,007)	379,529	(77,821)	(213,795)	(37,392)	427,140	(64,743)	(50,095)
Income/ Loss per Share	(0.00)	(0.00)	(0.00)	0.00	0.00	(0.00)	(0.00)	(0.00)
Total Assets	20,020,724	20,088,148	20,274,214	20,264,237	20,273,808	20,275,844	20,196,319	20,224,710

Quarterly costs fluctuate with non-cash items such as share-based payments, gains and losses on the sale of investments, deferred income tax, and foreign exchange variances.

Because the Company has not generated any income in recent years, total assets trend downward during the periods when no new funds are raised. However, the majority of expenditures are capitalized as exploration and evaluation assets. Therefore, total asset value does not decrease as dramatically as working capital will. When there is a sharp increase in total assets, it is often because cash was raised through the issuance of new equity shares.

During the quarter ending January 31, 2016, the Company recognized a deferred income tax recovery of $670,000. Income tax expense/recovery fluctuates yearly depending on the timing of expiration of U.S. tax loss carryforwards of the U.S. subsidiary, fluctuations in foreign exchange and difference in accounting and tax treatment of mineral properties.

During the quarters ended January 31, 2016 and October 31, 2015, the Company closed two private placements raising gross proceeds of $75,000 and $175,000 respectively by issuing 1,500,000 and 3,500,000 units respectively at a price of $0.05 per unit. Each unit consists of one common share and one share purchase warrant. Each share purchase warrant entitles the investor to purchase one additional common share of the Company's equity at a price of $0.10 per share for a term of two years, expiring on January 14, 2018 and September 10, 2017.

During the quarter ended July 31, 2015, the Company extended the expiry date of 3,649,500 warrants, and recorded $143,697 in share-based payments in relation to the extension.

During the quarter ending January 31, 2015, the Company recognized a deferred income tax recovery of $476,720. Income tax expense/recovery fluctuates yearly depending on the timing of expiration of U.S. tax loss carryforwards of the U.S. subsidiary, fluctuations in foreign exchange and difference in accounting and tax treatment of mineral properties.

MANAGEMENT DISCUSSION AND ANALYSIS FOR THE THREE MONTHS ENDED APRIL 30, 2016

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Three months ended April 30, 2016 compared with the three months ended April 30, 2015

	2016	2015	Note

Operating and Administrative Expenses
Depreciation	552	573
Directors' fees	4,500	4,500
Finance costs	4,472	4,038
Investor relations	2,461	340	1
Professional fees	16,043	12,423
Regulatory and compliance fees	3,993	2,380
Management fees	7,500	7,500
Office and miscellaneous	3,059	1,551
Salaries and benefits	22,709	13,924	2
Share-based payments	-	353
Travel	2,719	571
	68,008	48,153
Loss before other items	(68,008)	(48,153)
Other Income (expense)
Interest and other income	7	79
Forgiveness of debt	-	5,250
Foreign exchange gain (loss)	10,994	(10,777)
Gain on sale of investment	-	16,209
Loss for the Period	(57,007)	(37,392)	3
Other Comprehensive Income
Items that may be reclassified subsequently to income or loss
Unrealized gain on available for sale securities	31,318	51,885
Comprehensive Income (Loss)For the Period	$(25,689)	$14,493
Income per Share - Basic and Diluted	$0.00	$0.00

1.	Investor relations increased by $2,121 to $2,461 compared to the quarter ended April 30, 2015. During the quarter the Company update its marketing materials for trade shows and other marketing events.

2.

Salaries and benefits for the three months ended April 30, 2016 were $22,709 compared to $13,924 during the quarter ended April 30, 2015. The increase of $8,785 is due to nominal increases to salaries paid to administrative resources.

3.

As a result of the foregoing, net loss for the quarter ended April 30, 2016 was $57,007 compared to a net loss of $37,392 for the quarter ended April 30, 2015. The increase in net loss did not have an impact on loss per share.

MANAGEMENT DISCUSSION AND ANALYSIS FOR THE THREE MONTHS ENDED APRIL 30, 2016

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Liquidity and Capital Resources

Currently, the Company has no operating income, but is earning interest income on its entire cash holdings. Historically, the Company has funded its operations through equity financings and the exercise of stock options and warrants.

During the period ended April 30, 2016 the Company exploration expenditures of $11,858, increasing the Company's mineral property carrying value on the Robertson Property by $11,858. At April 30, 2016, the Company had working capital of $348,355 and cash of $497,745.

During the period ended January 31, 2016, the Company received 250,000 in two non-brokered private placements by issuing a total of 5,000,000 units, comprising of one common share and one share purchase warrant per unit. These funds will be used to maintain administrative operations.

The Company is in the exploration stage. The investment in and expenditures on the mineral property comprise substantially all of the Company's assets. The recoverability of amounts shown for its mineral property interest and related deferred costs are dependent upon the continued support of its directors, the discovery of economically recoverable reserves, and the ability of the Company to obtain the financing necessary to complete development and achieve profitable operations in the future. The outcome of these matters cannot be predicted at this time.

Mineral exploration and development is capital intensive, and in order to maintain its interest the Company will be required to raise new equity capital in the future. There is no assurance that the Company will be successful in raising additional new equity capital.

The change in cash flow activities can be summarized as follows:

	April 30, 2016	April 30, 2015

Operating activities	$(94,142)	$(60,884)
Investing activities	(7,898)	747
Financing activities	-	-
Effect of exchange rate fluctuations on cash and cash equivalents	(179)	(179)
Net change in cash	(102,219)	(60,316)
Cash and cash equivalents, beginning of period	599,964	147,575
Cash and cash equivalents, end of period	$497,745	$87,259

Cash used in operating activities is primarily comprised of operating and administrative expenses, as the Company is at the exploration stage and has no sources of revenue. The increase in cash used in operating activities during the period ended April 30, 2016 compared to the period ended April 30, 2015 is primarily due to not having proceeds from the sale of investment in marketable securities.

The Company's cash expenditures of $7,898 on exploration and evaluation assets account for a significant portion of the funds used in investing activities during the period ended April 30, 2016. During the comparative period, the Company restructured its reclamation bonds, and recovered $571,497 cash for use in operations.

MANAGEMENT DISCUSSION AND ANALYSIS FOR THE THREE MONTHS ENDED APRIL 30, 2016

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Off-balance Sheet Arrangements

The Company has no off-balance sheet arrangements.

Transactions with Related Parties

Related party transactions are measured at the estimated fair values of the services provided or goods received. Related party transactions not disclosed elsewhere in these financial consolidated statements are as follows:

a)	Key Management Compensation

Key management personnel include the members of the Board of Directors and officers of the Company, who have the authority and responsibility for planning, directing and controlling the activities of the Company. The remuneration of directors and officers for the three months ended April 30 was as follows:

	2016	2015

Salaries, bonuses, fees and benefits
Members of the Board of Directors	$9,450	$16,412
Other members of key management	8,594	2,420

Share-based payments
Members of the Board of Directors	-	-
Other members of key management	-	-
	$18,044	$18,832

b)

In the normal course of operations the Company transacts with companies with directors or officers in common. At April 30, 2016 and January 31, 2016, the following amounts are payable to related parties:

	April 30, 2016	January 31, 2016

Directors	$75,000	$70,500
Oniva International Services Corp.	20,570	8,401
Sampson Engineering Inc.	305	1,212
Wear Wolfin Designs Inc.	-	-
Saulnier Capital	-	-
Frobisher Securities Ltd.	4,200	4,200
Intermark Capital Corp.	-	-
	$100,075	$84,313

The amounts included above are unsecured, non-interest bearing with no fixed terms of repayment.

MANAGEMENT DISCUSSION AND ANALYSIS FOR THE THREE MONTHS ENDED APRIL 30, 2016

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c)	Other related party transactions

The Company has a cost-sharing agreement to reimburse Oniva International Services Corp. ("Oniva"), as described in Note 13. The transactions with Oniva during the three months ended April 30th are summarized below:

	2016	2015

Salaries and benefits	$22,715	$13,744
Office and miscellaneous	7,345	5,286

	$30,060	$19,030

Proposed Transactions

The Company does not currently have any proposed transactions.

Critical Accounting Estimates

Significant areas requiring the use of management estimates include the recoverability of amounts receivable, the recoverable value of exploration and evaluation assets, the estimation of the useful lives of property and equipment, the recoverability and measurement of deferred income tax assets and liabilities, the provisions for estimated site restoration obligations, and the inputs used in accounting for share-based payments expense. While management believes that these estimates are reasonable, actual results could differ from those estimates, and could have a material impact to the results of operations and cash flows of the Company.

New Accounting Standards Adopted by the Company

There were no new or revised accounting standards applicable to the Company scheduled for mandatory adoption on February 1, 2016, and thus no standards were adopted in the current period.

Accounting Standards and Amendments Issued But Not yet Effective

The following accounting standards were issued but not yet effective as of April 30, 2016:

IFRS 10 Consolidated Financial Statements

The amendments to IFRS 10 require a full gain or loss to be recognized when a transaction involves a business (whether it is housed in a subsidiary or not), while a partial gain or loss would be recognized when a transaction involves assets that do not constitute a business, even if the assets are housed in a subsidiary. The amendments have been adopted by the Company effective January 1, 2016 with no significant impact on its consolidated financial statements.

IFRS 15 – Revenue from Contracts with Customers

In May 2014, the IASB issued IFRS 15 – Revenue from Contracts with Customers ("IFRS 15") which supersedes IAS 11 – Construction Contracts, IAS 18 – Revenue, IFRIC 13 – Customer Loyalty Programmes, IFRIC 15 – Agreements for the Construction of Real Estate, IFRIC 18 – Transfers of Assets from Customers, and SIC 31 – Revenue – Barter Transactions Involving Advertising Services. IFRS 15 establishes a comprehensive five-step framework for the timing and measurement of revenue recognition. The standard is effective for annual periods beginning on or after January 1, 2018. The Company is currently evaluating the impact the final standard may have on its consolidated financial statements.

MANAGEMENT DISCUSSION AND ANALYSIS FOR THE THREE MONTHS ENDED APRIL 30, 2016

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IFRS 9 – Financial Instruments

The IASB intends to replace IAS 39 – Financial Instruments: Recognition and Measurement in its entirety with IFRS 9 – Financial Instruments ("IFRS 9") which is intended to reduce the complexity in the classification and measurement of financial instruments. In February 2014, the IASB tentatively determined that the revised effective date for IFRS 9 would be January 1, 2018. The Company is currently evaluating the impact the final standard may have on its consolidated financial statements.

IFRS 7 Financial instruments: Disclosure

IFRS 7 was amended to require additional disclosures on transition from IAS 39 to IFRS 9. The standard is effective on adoption of IFRS 9, which is effective for annual periods commencing on or after January 1, 2018. The Company is currently evaluating the impact this standard is expected to have on its consolidated financial statements.

IFRS 16 Leases

IFRS 16 was issued on January 13, 2016, and will be effective for accounting periods beginning on or after January 1, 2019. Early adoption is permitted, provided the Company has adopted IFRS 15. This standard sets out a new model for lease accounting. The Company is currently evaluating the impact the final standard is expected to have on its consolidated financial statements.

Financial Instruments

The Company has classified its cash and cash equivalents as FVTPL. Marketable securities are classified as available for sale, and amounts due from related parties are classified as loans and receivables. Accounts payable and amounts due to related parties are classified as other liabilities. The fair values of the Company's cash and cash equivalents, due from related parties, due to related parties, and accounts payable approximate their carrying values because of the short-term nature of these instruments.

The Company's financial instruments are exposed to certain financial risks such as credit risk, liquidity risk, and market risk.

Credit risk

Credit risk is the risk that one party to a financial instrument will cause a financial loss for the other party by failing to discharge an obligation. The Company's cash and cash equivalents is exposed to credit risk. The Company is not exposed to significant credit risk on amounts receivable (excluding GST).

The Company manages credit risk, in respect of cash, by maintaining the majority of cash at high credit rated Canadian financial institutions.

MANAGEMENT DISCUSSION AND ANALYSIS FOR THE THREE MONTHS ENDED APRIL 30, 2016

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Concentration of credit risk exists with respect to the Company's cash and cash equivalents and reclamation deposits as the majority of the amounts are held with a single Canadian and US financial institution. The Company's concentration of credit risk, and maximum exposure thereto, is as follows:

	April 30, 2016	January 31, 2016

Cash held at major financial institutions
Canada – cash	$152,887	$199,934
US - cash	344,858	400,030

	497,745	599,964
Reclamation deposits held at major financial institutions	80,117	89,638

Total cash and reclamation deposits	$577,862	$689,602

Liquidity risk

Liquidity risk is the risk that the Company will encounter difficulty in satisfying financial obligations as they become due.

The Company manages its liquidity risk by forecasting cash flows required by operations and anticipated investing and financing activities. The Company had working capital of $348,355 at April 30, 2016 (January 31, 2016 - $470,078). The Company has cash at April 30, 2016 in the amount of $497,745 (January 31, 2016 - $599,964) in order to meet short-term business requirements. At April 30, 2016, the Company had current liabilities of $183,483 (January 31, 2016 - $148,637). Accounts payable have contractual maturities of approximately 30 days and are subject to normal trade terms. Amounts due to related parties are without stated terms of interest or repayment.

The Company will require additional cash funding to conduct its planned exploration programs, meet its administrative overhead costs, and maintain its mineral properties in 2016.

Market risk

Market risk consists of interest rate risk, foreign currency risk, and other price risk. These are discussed further below.

Interest rate risk

Interest rate risk consists of two components:

(i)

To the extent that payments made or received on the Company's monetary assets and liabilities are affected by changes in the prevailing market interest rates, the Company is exposed to interest rate cash flow risk.

(ii)	To the extent that changes in prevailing market rates differ from the interest rate in the Company's monetary assets and liabilities, the Company is exposed to interest rate price risk.

The Company is exposed to interest rate price risk with respect to reclamation deposits as they bear interest at market rates. However, given the stated rates of interest are fixed, the Company is not exposed to significant interest rate price risk as at April 30, 2016 and January 31, 2016.

MANAGEMENT DISCUSSION AND ANALYSIS FOR THE THREE MONTHS ENDED APRIL 30, 2016

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Foreign currency risk

Foreign currency risk is the risk that the fair value or future cash flows of a financial instrument will fluctuate due to changes in foreign exchange rates. The Company is exposed to foreign currency risk to the extent that monetary assets and liabilities are denominated in foreign currency.

The Company is exposed to foreign currency risk with respect to cash, other amounts receivable, amounts receivable from related parties, reclamation bonds, and accounts payable, as a portion of these amounts are denominated in US dollars as follows:

	April 30, 2016		January 31, 2016

Cash	US$	274,831	US$	285,613
Other amounts receivable		305		149
Amounts receivable from related parties		-		-
Reclamation bonds		64,000		64,000
Accounts payable		-		(3,317)

Net exposure	US$	339,137	US$	346,445

Canadian dollar equivalent		$425,549		$485,231

Based on the net Canadian dollar denominated asset and liability exposures as at April 30, 2016, a 10% (January 31, 2016 – 10%) fluctuation in the Canadian/US exchange rates will impact the Company's net loss and comprehensive loss by approximately $42,555 (January 31, 2016 - $48,523).

The Company manages foreign currency risk by minimizing the value of financial instruments denominated in foreign currency. The Company has not entered into any foreign currency contracts to mitigate this risk.

Other price risk

Other price risk is the risk that the fair value or future cash flows of a financial instrument will fluctuate due to changes in market prices, other than those arising from interest rate risk or foreign currency risk. The Company is exposed to other price risk with respect to its investment securities, as they are carried at fair value based on quoted market prices.

The Company's ability to raise capital to fund mineral resource exploration is subject to risks associated with fluctuations in mineral resource prices. Management closely monitors commodity prices, individual equity movements, and the stock market to determine the appropriate course of action to be taken by the Company.

MANAGEMENT DISCUSSION AND ANALYSIS FOR THE THREE MONTHS ENDED APRIL 30, 2016

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Outstanding Share Data

The Company had the following issued and outstanding share capital as at April 30, 2016 and June 30, 2016:

Common shares: 47,825,337 as of April 30, 2016 and June 29, 2016.

Stock options:

Expiry Date	Exercise Price Per Share	Number of Shares Remaining Subject to Options (April 30, 2016)	Number of Shares Remaining Subject to Options (June 29, 2016)

February 22, 2017	$0.40	800,000	800,000
October 12, 2017	$0.30	600,000	600,000
March 14, 2019	$0.24	1,270,000	1,270,000
October 6, 2020	$0.125	100,000	100,000
October 6, 2020	$0.15	100,000	100,000
October 6, 2020	$0.175	100,000	100,000
October 6, 2020	$0.20	100,000	100,000
October 6, 2020	$0.225	100,000	100,000
TOTAL:		3,170,000	3,170,000

Warrants:

Expiry Date	Exercise Price Per Share	Number of Underlying Shares (April 30, 2016)	Number of Underlying Shares (June 29, 2016)

September 10, 2017	$0.10	3,500,000	3,500,000
January 14, 2018	$0.10	1,500,000	1,500,000
July 17, 2018*	$0.15	3,649,500	3,649,500
TOTAL:		8,649,500	8,649,500

* In July 2015, the TSX Venture Exchange approved the extension of the exercise date of these warrants to July 17, 2018. The original expiry date was July 17, 2015.

Disclosure Controls and Procedures

The Chief Executive Officer and the Chief Financial Officer of the Company are responsible for evaluating the effectiveness of the Company's disclosure controls and procedures, and have concluded, based on our evaluation, that they are effective as at April 30, 2016 to ensure that information required to be disclosed in reports filed or submitted under Canadian securities legislation is recorded, processed, summarized, and reported within the time period specified in those rules and regulations.

MANAGEMENT DISCUSSION AND ANALYSIS FOR THE THREE MONTHS ENDED APRIL 30, 2016

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Internal Controls over Financial Reporting

The Chief Executive Officer and the Chief Financial Officer of the Company are responsible for designing internal controls over financial reporting, or causing them to be designed under their supervision, to provide reasonable assurance regarding the reliability of financial reporting and the preparation of financial statements for external purposes in accordance with IFRS as issued by the IASB.

The Company assessed the design of the internal controls over financial reporting as at January 31, 2016 and concluded that there are material weaknesses in internal controls over financial reporting, which are as follows:

a)	Due to the limited number of staff resources, the Company believes there are instances where a lack of segregation of duties exist to provide effective controls; and

b)	Due to the limited number of staff resources, the Company may not have the necessary in-house knowledge to address complex accounting and tax issues that may arise.

The weaknesses and their related risks are not uncommon in a company the size of Coral because of limitations in size and number of staff. The Company believes it has taken steps to mitigate these risks by increasing additional accounting personnel, consulting outside advisors, and involving the Audit Committee and Board of Directors in reviews and consultations where necessary. However, these weaknesses in internal controls over financial reporting could result in a more than remote likelihood that a material misstatement would not be prevented or detected. The Company believes that it must take additional steps to further mitigate these risks by consulting outside advisors on a more regular and timely basis.

There have been no changes in the Company's internal controls over financial reporting that occurred during the year ended April 30, 2016 that have materially affected, or are reasonably likely to materially affect, the Company's internal controls over financial reporting.

Approval

The Board of Directors of the Company has approved the disclosure contained in this MD&A.

Cautionary Statement

This MD&A is based on a review of the Company's operations, financial position and plans for the future based on facts and circumstances as of June 29, 2016. Except for historical information or statements of fact relating to the Company, this document contains "forward-looking statements" within the meaning of applicable Canadian securities regulations. There can be no assurance that such statements will prove to be accurate, and future events and actual results could differ materially from those anticipated in such statements. Important factors that could cause actual results to differ materially from our expectations are disclosed in the Company's documents filed from time to time via SEDAR with the Canadian regulatory agencies to whose policies we are bound. Forward-looking statements are based on the estimates and opinions of management on the date the statements are made, and we do not undertake any obligation to update forward-looking statements should conditions or our estimates or opinions change. These statements involve known and unknown risks, uncertainties, and other factor that may cause the Company's actual results, levels of activity, performance or achievements to be materially different from any future results, levels of activity, performance or achievement expressed or implied by these forward-looking statements.